SOLAZYME, INC.

225 GATEWAY BOULEVARD

SOUTH SAN FRANCISCO, CALIFORNIA 94080

May 25, 2011

VIA FACSIMILE AND EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3720

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:	Pamela Long, Assistant Director
Jessica Dickerson, Staff Attorney
Alfred Pavot, Assistant Chief Accountant
Tracey McKoy, Staff Accountant

Re:	Solazyme, Inc. Registration Statement on Form S-1 Filed March 11, 2011 File No. 333-172790

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1 (File No. 333-172790) (the “Registration Statement”) of Solazyme, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Washington, D.C. time, on May 26, 2011, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Davis Polk & Wardwell LLP, by calling Alan F. Denenberg at (650) 752-2004.

The Company acknowledges the following:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter.

Very truly yours,

SOLAZYME, INC.

By:	/s/ Tyler W. Painter
Tyler W. Painter

cc:	Alan F. Denenberg, Davis Polk & Wardwell LLP